300 North LaSalle Street Chicago, Illinois 60654
James S. Rowe
To Call Writer Directly:	(312) 862-2000	Facsimile:
(312) 862-2191		(312) 862-2200
james.rowe@kirkland.com	www.kirkland.com

May 7, 2012

Via EDGAR Submission and Overnight Courier

Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Attn:	Mara L. Ransom
Lisa Kohl

Re:	CDW Corporation
Registration Statement on Form S-4
Filed April 13, 2012
File No. 333-180715

Ladies and Gentlemen:

On behalf of CDW Corporation, a Delaware corporation (“Parent”), CDW LLC, an Illinois limited liability company (“CDW”), CDW Finance Corporation, a Delaware corporation (“CDW Finance”), CDW Direct, LLC, an Illinois limited liability company (“CDW Direct”), CDW Government LLC, an Illinois limited liability company (“CDW Government”), CDW Logistics, Inc., an Illinois corporation (“CDW Logistics”), and CDW Technologies, Inc., a Wisconsin corporation (“CDW Technologies” and, together with Parent, CDW, CDW Finance, CDW Direct, CDW Government and CDW Logistics, the “Registrants”), we are writing to respond to the comments raised in the letter to the Registrants, dated May 2, 2012, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). The Registrants’ responses below correspond to the captions and numbers of those comments (which are reproduced below in italics).

Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Prospectus included within the Registration Statement on Form S-4 filed with the Commission on April 13, 2012 (the “Prospectus”).

Securities and Exchange Commission

May 7, 2012

General

1.	We note that your parent guarantor and subsidiary guarantors may in some circumstances be released from their obligations to guarantee the notes issued in your offering. In order to rely on the exceptions contained in Rule 3-10 of Regulation S-X, parent guarantors may not be released from their guarantees and subsidiary guarantors may only be released from their guarantees in customary circumstances. In light of the above, please provide us with your analysis as to how the guarantees constitute “full and unconditional” guarantees, with a view to understanding how the guarantees satisfy the requirements of Rule 3-10 of Regulation S-X. Please discuss each release provision in individual detail. For additional guidance, refer to Section 2510.4 and Section 2510.5 of the Financial Reporting Manual located on our website.

Response: Paragraph (d) of Rule 3-10 of Regulation S-X (“Rule 3-10”) states that when a subsidiary issues securities and both its parent company and one or more other subsidiaries of that parent company guarantee those securities, the registration statement need not include financial statements of the issuer or any subsidiary guarantor if:

(1)	the issuer and all subsidiary guarantors are 100% owned by the parent company guarantor;

(2)	the guarantees are full and unconditional;

(3)	the guarantees are joint and several; and

(4)	the parent company’s financial statements are filed for certain specified periods and include a condensed consolidating footnote.

The Registrants respectfully note that the Issuers and each of the Subsidiary Guarantors are 100% owned by Parent, the Guarantees are joint and several and Parent’s financial statements have been filed for the specified periods and include a condensed consolidating footnote in accordance with the requirements of Rule 3-10(d). The Staff has asked the Registrants for an analysis as to how the Guarantees constitute “full and unconditional” guarantees in accordance with the requirements of Rule 3-10, particularly in light of the guidance set forth in Section 2510.4 and Section 2510.5 of the Financial Reporting Manual.

In response to the Staff’s comment, the Registrants propose to enter into a supplemental indenture to amend Section 10.08 of the Indenture to eliminate the ability to release the Parent Guarantee, such that Parent’s Guarantee will be “full and unconditional” in accordance with the Staff’s guidance. As a result of the proposed amendment, Parent may not be released from its guarantee under any circumstances, except pursuant to Section 10.02 of the Indenture, which limits a Guarantor’s liability under its Guarantee in order to prevent a fraudulent conveyance. For the Staff’s convenience, Section 10.02 is attached as Exhibit A to this letter.

Securities and Exchange Commission

May 7, 2012

The adopting release for Rule 3-10 states that a guarantee can be full and unconditional even if it includes a savings clause related to bankruptcy or fraudulent conveyance, and the adopting release further states that this status would not be defeated if the guarantee provides that it is limited to “the maximum amount that can be guaranteed without constituting a fraudulent conveyance or fraudulent transfer under applicable insolvency laws.” See Release Nos. 33-7878 and 34-43124, 65 Fed. Reg. 51,692 at page 14 (Aug. 4, 2000). The savings clause in Section 10.02 of the Indenture includes the limitations expressly permitted by the adopting release. Specifically, Section 10.02 limits each Guarantee to the maximum aggregate amount of obligations that can be guaranteed by the applicable Guarantor without rendering the Indenture or the Notes, as they relate to such Guarantor, voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally.

Section 2510.5 of the Financial Reporting Manual states that “[a] subsidiary that guarantees its parent’s debt securities pursuant to an indenture that provides for the subsidiary’s guarantee to be released automatically under customary circumstances may rely on [Rule] 3-10, provided the other requirements of [Rule] 3-10 are met.” As discussed above, the Registrants believe that the “other requirements” of Rule 3-10 have been met. The Registrants respectfully submit that each of the subsidiary guarantee release provisions contained in the Indenture are “customary” in accordance with the guidance set forth in Section 2510.5 (with the exception of the fraudulent conveyance savings clause in Section 10.02 of the Indenture, which, as discussed above, is expressly permitted by the adopting release for Rule 3-10) and the Registrants respectfully submit that they are therefore entitled to avail themselves of the relief provided by Rule 3-10. The subsidiary guarantee release provisions are contained in Section 10.08 of the Indenture. For the Staff’s convenience, Section 10.08, as amended to eliminate its applicability to Parent, is attached as Exhibit B to this letter. In response to the Staff’s request, a detailed discussion of each release provision in relation to the Staff’s guidance follows.

Section 10.08(a): Section 2510.5 provides that a subsidiary guarantor may rely on Rule 3-10 if the indenture provides that the guarantee will be released automatically when the subsidiary is sold or sells all of its assets. Section 10.08(a) of the Indenture correspondingly provides that a Subsidiary’s Guarantee will be automatically released if the Guarantor is sold or sells all or substantially all of its assets.

Section 10.08(b): Section 2510.5 provides that a subsidiary guarantor may rely on Rule 3-10 if the indenture provides that the guarantee will be released automatically when the subsidiary is declared “unrestricted” for covenant purposes. Section 10.08(b) of the Indenture correspondingly provides that a Restricted Subsidiary’s Guarantee will be released automatically when it is designated as an Unrestricted Subsidiary for purposes of the Indenture.

Securities and Exchange Commission

May 7, 2012

Section 10.08(c) and (d): Section 2510.5 provides that a subsidiary guarantor may rely on Rule 3-10 if the indenture provides that the guarantee will be released automatically when the subsidiary’s guarantee of other indebtedness is terminated or released. Section 10.08(c) of the Indenture correspondingly provides that a Restricted Subsidiary’s Guarantee will be released automatically when its guarantee of other indebtedness which resulted in its obligation to guarantee the Notes is released or discharged, or upon the repayment of the indebtedness or disqualified stock which resulted in the Restricted Subsidiary’s obligation to guarantee the Notes. Further, Section 10.08(d) of the Indenture correspondingly provides that if a Subsidiary Guarantor is also a guarantor or borrower under the Senior Secured Term Loan, such Subsidiary’s Guarantee will be released automatically when it has been released from its guarantee of, and any pledges and security granted in connection with, the Senior Secured Term Loan, assuming that such Subsidiary Guarantor is not also an obligor under any non-permitted debt and does not guarantee any other Indebtedness of CDW or any Restricted Subsidiaries.

Section 10.08(e): Section 2510.5 provides that a subsidiary guarantor may rely on Rule 3-10 if the indenture provides that the guarantee will be released automatically when the requirements for legal defeasance or covenant defeasance or to discharge the indenture have been satisfied. Section 10.08(e) of the Indenture correspondingly provides that a Subsidiary’s Guarantee will be released automatically upon CDW’s satisfaction of the requirements for legal defeasance or covenant defeasance or upon the discharge of obligations under the Indenture.

As a result of the proposed amendment to the Indenture to eliminate the ability to release the Parent Guarantee and because the Subsidiary Guarantees can only be released under the customary circumstances explicitly contemplated by the Staff’s guidance, the Registrants respectfully submit that the Guarantees will be “full and unconditional” and the Registrants otherwise satisfy all of the requirements of Rule 3-10, and are therefore entitled to avail themselves of the relief provided thereunder.

2.	We note that you are registering the 8.5% Senior Notes due 2019 in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Securities and Exchange Commission

May 7, 2012

Response: In response to the Staff’s comment, the Registrants will provide the Staff with a supplemental letter stating that they are registering the offer of the Exchange Notes in reliance on the Staff’s position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (available May 13, 1988), and its progeny.

Description of Exchange Notes, page 117

Guarantees, page 119

3.	We note your references to the fact that the Guarantors of the Notes “fully and unconditionally guarantee the performance and full and punctual payment…of the Issuers of the Notes.” Given the existence of the guarantee release provisions, please revise your references that the Guarantors “fully and unconditionally guarantee” the Notes to clarify that there are circumstances when the Guarantors may be released from their obligations and explain those circumstances in detail. We note your discussion of the release provisions here, however, please tie this discussion to your statement that the Notes are otherwise fully and unconditionally guaranteed. Please revise your entire prospectus accordingly.

Response: In response to the Staff’s comment, the Registrants propose to revise the discussion of the Guarantors’ full and unconditional guarantees on pages 12, 117, 119, 120, 140, 169 and F-38 of the Prospectus to clarify that (a) as a result of the proposed amendment to the Indenture discussed above, the Parent’s Guarantee is full and unconditional and (b) there are circumstances when the Subsidiary Guarantors may be released from their obligations. For the Staff’s convenience, the proposed revised pages are attached as Exhibit C to this letter, and have been marked to show changes from the Prospectus as filed on April 13, 2012.

* * * * * * * * * * * * * * * * * * * * *

Securities and Exchange Commission

May 7, 2012

The Registrants hereby acknowledge that (i) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Registrants may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-2191.

Sincerely,

/s/ James S. Rowe

James S. Rowe

cc:	Christine A. Leahy

CDW Corporation

EXHIBIT A

Section 10.02 Limitation on Guarantor Liability. Any term or provision of this Indenture to the contrary notwithstanding, the maximum aggregate amount of the Guaranteed Obligations Guaranteed hereunder by any Guarantor shall not exceed the maximum amount that can be hereby Guaranteed without rendering this Indenture or the Notes, as they relates to such Guarantor, voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally.

EXHIBIT B

Section 10.08 Release of Subsidiary Guarantees. Each Subsidiary Guarantor will be automatically and unconditionally released and discharged from its obligations under this Article X (other than any obligation that may have arisen under Section 10.02 hereof) upon:

(1) (a) any sale, disposition or other transfer (including through merger or consolidation) of (i) the Capital Stock of such Subsidiary Guarantor (including any sale, disposition or other transfer), after which, in the case of a Subsidiary Guarantor, the applicable Subsidiary Guarantor is no longer a Restricted Subsidiary or (ii) all or substantially all the assets of such Subsidiary Guarantor, in each case made in compliance with the applicable provisions of this Indenture; or

(b) the designation of such Restricted Subsidiary that is a Subsidiary Guarantor as an Unrestricted Subsidiary in compliance with the applicable provisions of this Indenture; or

(c) in the case of any Restricted Subsidiary which after the Original Release Date is required to guarantee the Notes pursuant to Section 4.15 hereof, the release or discharge of the guarantee by such Restricted Subsidiary of all of the Indebtedness of CDW or any Restricted Subsidiary or the repayment of all of the Indebtedness or Disqualified Stock, in each case, which resulted in the obligation to guarantee the Notes; or

(d) such Subsidiary Guarantor is also a guarantor or borrower under the Senior Secured Term Loan and, at the time of release of its Subsidiary Guarantee, (x) has been released from its guarantee of, and all pledges and security, if any, granted in connection with the Senior Secured Term Loan (which may be conditioned on the concurrent release hereunder), (y) is not an obligor under any Indebtedness (other than Indebtedness permitted to be incurred pursuant to clause (5), (6), (7), (8), (9), (10) or (15) of the definition of “Permitted Debt” and (z) does not guarantee any Indebtedness of CDW or any Restricted Subsidiaries (other than any guarantee that will be released upon the release of the Subsidiary Guarantee hereunder); or

(e) the exercise by CDW of its Legal Defeasance option or Covenant Defeasance option in accordance with Article VIII hereof or the discharge of CDW’s obligations under this Indenture in accordance with the terms of this Indenture; and

(2) such Subsidiary Guarantor delivering to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent provided for in this Indenture relating to such transaction have been complied with.

Any Subsidiary Guarantor not released from its obligations under its Subsidiary Guarantee shall remain liable for the full amount of principal of and interest on the Notes and for the other obligations of any Subsidiary Guarantor under this Indenture as provided in this Article X.

EXHIBIT C

See attached.

Summary of Terms of the Exchange Notes

The form and terms of the Exchange Notes are the same as the form and terms of the Outstanding Notes, except that the Exchange Notes will be registered under the Securities Act. As a result, the Exchange Notes will not bear legends restricting their transfer and will not contain the registration rights and liquidated damage provisions contained in the Outstanding Notes. The Exchange Notes represent the same debt as the Outstanding Notes. Both the Outstanding Notes and the Exchange Notes are governed by the same indenture. Unless the context otherwise requires, we use the term “notes” in this prospectus to collectively refer to the Outstanding Notes and the Exchange Notes.

Issuers	CDW LLC, an Illinois limited liability company, and CDW Finance Corporation, a Delaware corporation, as co-issuers.

Securities	Up to $130,000,000 in aggregate principal amount of Exchange Notes.

Maturity	The Exchange Notes will mature on April 1, 2019.

Interest	The Exchange Notes will bear interest at 8.5% per annum, payable semi-annually in arrears on April 1 and October 1 of each year until maturity, beginning on .

Optional Redemption

We may redeem all or part of the Exchange Notes at any time prior to April 1, 2015 at a price equal to 100% of the principal amount of the notes redeemed plus accrued and unpaid interest to the redemption date and a “make-whole” premium, as described under “Description of Exchange Notes—Optional Redemption.”

We may redeem all or part of the Exchange Notes at any time on or after April 1, 2015 at the redemption prices specified in “Description of Exchange Notes —Optional Redemption.”

In addition at any time prior to April 1, 2014, we may redeem up to 40% of the aggregate principal amount of the Exchange Notes at a redemption price equal to 108.5% of the face amount thereof plus accrued and unpaid interest, if any, to the redemption date, with the net cash proceeds that we raise in one or more equity offerings.

Mandatory Offers to Purchase

Upon the occurrence of specific kinds of changes of control, you will have the right, as holders of the notes, to cause us to repurchase some or all of your notes at 101% of their face amount, plus accrued and unpaid interest, if any, to the repurchase date.

If we sell assets following the issue date, under certain circumstances, we will be required to use the net proceeds to make an offer to purchase the notes at an offer price in cash in an amount equal to 100% of the principal amount of the notes, plus accrued and unpaid interest, if any, to the repurchase date.

Guarantees

On the issue date, our obligations under the Exchange Notes will be fully and unconditionally guaranteed on a joint and several and senior unsecured basis by Parent and each of our direct and indirect wholly owned domestic subsidiaries that guarantees our existing indebtedness or the existing indebtedness of the guarantors; provided that guarantees by our direct and indirect wholly owned domestic subsidiaries are subject to certain customary release provisions contained in the indenture. See “Description of Exchange Notes—Guarantees.”

If we fail to make payments on any series of the notes, our guarantors must make the payments instead. Each person that guarantees our obligations under the notes and the indenture is referred to as a “Guarantor.”

DESCRIPTION OF EXCHANGE NOTES

In this description, the term “Issuers” refers only to CDW LLC and CDW Finance Corporation and not to any of their Subsidiaries, the term “CDW” refers only to CDW LLC and not any of its Subsidiaries. CDW Finance Corporation was formed on August 6, 2010 for the sole purpose of acting as a co-Issuer of debt securities and does not have any material assets. For a description of restrictions on CDW Finance Corporation’s activities, see “—Certain Covenants—Restrictions on Activities of CDW Finance Corporation.”

On February 17, 2012, the Issuers issued $130.0 million of 8.5% Senior Notes due 2019 (the “February 2012 Senior Notes”) under the indenture dated as of April 13, 2011 (as supplemented through and including the New Issue Date, the “Indenture”) among CDW Escrow Corporation, CDW LLC, CDW Finance Corporation, the Guarantors and U.S. Bank National Association, as trustee (the “Trustee”), in a private transaction that was not subject to the registration requirements of the U.S. Securities Act of 1933, as amended (the “Securities Act”). On April 13, 2011, CDW Escrow Corporation, a Delaware corporation that has since been dissolved, issued, and the Issuers subsequently assumed, $725.0 million aggregate principal amount of 8.5% Senior Notes due 2019 (the “April 2011 Senior Notes”) under the Indenture in a private transaction that was not subject to the registration requirements of the Securities Act. On May 20, 2011, CDW Escrow Corporation, a newly formed Delaware corporation that has since been dissolved, issued, and the Issuers subsequently assumed, an additional $450.0 million of 8.5% Senior Notes due April 1, 2019 (the “May 2011 Senior Notes”) under the Indenture in a private transaction that was not subject to the registration requirements of the Securities Act. The April 2011 Senior Notes and the May 2011 Senior Notes were subsequently registered pursuant to a Registration Statement on Form S-4 (Reg. No. 333-175597) (such registered notes, the “Existing Exchange Notes”). The Senior Notes due 2019, Series B, that have been registered under the Securities Act (the “Exchange Notes”) will also be issued by the Issuers under the Indenture. The Exchange Notes and the Existing Exchange Notes will have identical terms and will trade fungibly.

References to the “Notes” include February 2012 Senior Notes that remain outstanding after the completion of the exchange offer, together with the Existing Exchange Notes, the Exchange Notes, the April 2011 Senior Notes, the May 2011 Senior Notes and any additional Notes issued under the Indenture from time to time after this exchange offer, all of which will be treated as a single class of securities under the Indenture. The terms of the Notes include those stated in the Indenture and those expressly made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”).

The following description is a summary of the material provisions of the Indenture, the Notes and the Guarantees. The following description does not restate these documents in their entirety. You are encouraged to read these documents because they, and not this description, define your rights as Holders of the Notes.

Certain defined terms used in this description but not defined below under “—Certain Definitions” have the meanings assigned to them in the Indenture. The term “Issue Date” means April 13, 2011, the date the April 2011 Senior Notes were issued.

The registered Holder of a Note is treated as the owner of it for all purposes. Only registered Holders have rights under the Indenture.

Brief Description of the Notes and the Guarantees

The Notes and the Guarantees thereof:

•	are general unsecured senior obligations of the Issuers and the Guarantors;

•	rank senior in right of payment to any existing and future Subordinated Indebtedness of the Issuers and Guarantors, including the Existing Senior Subordinated Notes;

•

rank equally in right of payment with all existing and future Senior Indebtedness of the Issuers and the Guarantors, including the Senior Secured Notes, the Senior Secured Term Loan and the ABL Facility;

•

are effectively subordinated to any existing and future Secured Indebtedness of the Issuers and the Guarantors to the extent of the value of the assets securing such Secured Indebtedness, including the Senior Secured Notes, Senior Secured Term Loan, the ABL Facility and the Existing Inventory Financing Agreements;

•	are structurally subordinated to any existing and future indebtedness and liabilities of non-guarantor Subsidiaries; and

•

are initially unconditionally guaranteed on a joint and several and senior basis by CDW Corporation (the “Parent”) and each Restricted Subsidiary that guarantees the Senior Secured Term Loan; provided that Guarantees by the Restricted Subsidiaries are subject to certain customary release provisions contained in the Indenture. See “—Guarantees.”

Transfer and Exchange

A Holder may transfer or exchange Notes in accordance with the Indenture. The registrar and the Trustee may require a Holder to furnish appropriate endorsements and transfer documents in connection with a transfer of Notes. Holders will be required to pay all taxes due on transfer.

CDW is not required to transfer or exchange any Note selected for redemption.

Also, CDW is not required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed.

Guarantees

The Guarantors jointly and severally guarantee, on a senior unsecured basis, the performance and full and punctual payment when due, whether at maturity, by acceleration or otherwise, of all obligations of the Issuers under the Notes, whether for payment of principal of, premium, if any, or interest in respect of the Notes, expenses, indemnification or otherwise, on the terms set forth in the Indenture.

Parent and the Restricted Subsidiaries which guarantee the Senior Secured Term Loan guarantee the Notes. Each of the Guarantees of the Notes is a general unsecured senior obligation of each Guarantor.

Parent’s Guarantee is full and unconditional. Each Guarantee by a Restricted Subsidiary is also full and unconditional, subject to certain customary release provisions contained in the Indenture, each of which is set forth below. The obligations of each Guarantor under its Guarantee are also limited as necessary to prevent the Guarantee from constituting a fraudulent conveyance under applicable law.

Any entity that makes a payment under its Guarantee will be entitled upon payment in full of all guaranteed obligations under the Indenture to a contribution from each other Guarantor in an amount equal to such other Guarantor’s pro rata portion of such payment based on the respective net assets of all the Guarantors at the time of such payment determined in accordance with GAAP.

If a Guarantee were rendered voidable, it could be subordinated by a court to all other indebtedness (including guarantees and other contingent liabilities) of the Guarantor, and, depending on the amount of such indebtedness, a Guarantor’s liability on its Guarantee could be reduced to zero. See “Risk Factors—Risks Relating to the Exchange Notes—Federal and state statutes allow courts, under specific circumstances, to void notes and adversely affect the validity and enforceability of the guarantees and require noteholders to return payments received.”

Each Guarantor may consolidate with or merge into or sell its assets to CDW or another Guarantor without limitation, or with, into or to any other Persons upon the terms and conditions set forth in the Indenture. See “—Certain Covenants—Merger, Consolidation or Sale of Assets.” The Guarantee of a Subsidiary Guarantor will be automatically released and discharged in the event that:

(a) the sale, disposition or other transfer (including through merger or consolidation) of

(x) Capital Stock of the applicable Subsidiary Guarantor (including any sale, disposition or other transfer), after which such Subsidiary Guarantor is no longer a Restricted Subsidiary, or (y) all or substantially all the assets of such Subsidiary Guarantor, provided that, in each case, such sale, disposition or other transfer is made in compliance with the provisions of the Indenture;

(b) CDW designates any Restricted Subsidiary that is a Subsidiary Guarantor as an Unrestricted Subsidiary in accordance with the provisions of the Indenture;

(c) in the case of any Restricted Subsidiary which after the Issue Date is required to guarantee the Notes pursuant to the covenant described under “—Certain Covenants—Additional Guarantees,” the release or discharge of the guarantee by such Restricted Subsidiary of all of the Indebtedness of CDW or any Restricted Subsidiary or the repayment of all of the Indebtedness or Disqualified Stock, in each case, which resulted in the obligation to guarantee the Notes;

(d) CDW exercises its legal defeasance option or its covenant defeasance option as described under “—Legal Defeasance and Covenant Defeasance” or its obligations under the Indenture are discharged in accordance with the terms of the Indenture; or

(e) such Subsidiary Guarantor is also a guarantor or borrower under the Senior Secured Term Loan and, at the time of release of its Guarantee, (x) has been released from its guarantee of, and all pledges and security, if any, granted in connection with the Senior Secured Term Loan (which may be conditioned on the concurrent release hereunder), (y) is not an obligor under any Indebtedness (other than Indebtedness permitted to be incurred pursuant to clauses (5), (6), (7), (8), (9), (10) or (15) of the second paragraph of the covenant described under “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock”) and (z) does not guarantee any Indebtedness of CDW or any Restricted Subsidiaries (other than any guarantee that will be released upon the release of the Guarantee hereunder).

Optional Redemption

At any time prior to April 1, 2014, the Issuers may on any one or more occasions redeem up to 40% of the aggregate principal amount of Notes issued under the Indenture at a redemption price of 108.500% of the principal amount, plus accrued and unpaid interest to the redemption date, with the Net Cash Proceeds of one or more Equity Offerings; provided that:

(1) at least 60% of the aggregate principal amount of Notes originally issued under the Indenture remains outstanding immediately after the occurrence of such redemption (excluding Notes held by the Issuers and their Subsidiaries); and

(2) the redemption occurs within 90 days of the date of the closing of such Equity Offering.

At any time prior to April 1, 2015, the Issuers may also redeem all or a part of the Notes, upon not less than 30 nor more than 60 days’ prior notice mailed by first-class mail to each Holder’s registered address, at a redemption price equal to 100% of the principal amount of Notes redeemed plus the Applicable Premium as of the date of redemption, and accrued and unpaid interest to the date of redemption, subject to the rights of Holders of Notes on any relevant record date to receive interest due on the relevant interest payment date.

Except pursuant to the two preceding paragraphs, the Notes will not be redeemable prior to April 1, 2015.

On or after April 1, 2015, the Issuers may redeem all or part of the Notes upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest on the Notes redeemed, to the applicable redemption date (subject to the rights of Holders of Notes on any relevant record date to receive interest due on the relevant interest payment date), if redeemed during the twelve-month period beginning on April 1 of the years indicated below:

Year	Percentage
2015	104.250%
2016	102.125%
2017 and thereafter	100.000%

In addition, the Issuers may acquire Notes by means other than a redemption, whether by tender offer, open market purchasers, negotiated transactions or otherwise, in accordance with applicable securities laws, so long as such acquisition does not otherwise violate the terms of the Indenture.

Mandatory Redemption

The Issuers are not required to make mandatory redemption or sinking fund payments with respect to the Notes. However, under certain circumstances, the Issuers may be required to offer to purchase Notes as described under “—Repurchase at the Option of Holders—Change of Control” and “—Repurchase at the Option of Holders—Asset Sales.” The Issuers may at any time and from time to time purchase Notes in the open market or otherwise as permitted by the Indenture.

Repurchase at the Option of Holders

Change of Control

If a Change of Control occurs, unless CDW at such time has given notice of redemption under “—Optional Redemption” with respect to all outstanding Notes, each Holder of Notes will have the right to require CDW to

Indenture providing for such guarantee), together with an Opinion of Counsel, pursuant to which such Restricted Subsidiary will unconditionally Guarantee, on a joint and several basis, the full and prompt payment of the principal of, premium, if any and interest on the Notes and all other obligations under the Indenture on the same terms and conditions as those set forth in the Indenture; provided that each such Guarantee by a Restricted Subsidiary shall be subject to certain customary release provisions contained in the Indenture. See “—Guarantees.”

Each Guarantee will be limited to an amount not to exceed the maximum amount that can be guaranteed by that Restricted Subsidiary without rendering the Guarantee, as it relates to such Restricted Subsidiary, voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally.

Restrictions on Activities of CDW Finance Corporation

CDW Finance Corporation may not acquire or hold any material assets, voluntarily take any action to become liable for any material obligations or engage in any business activities or operations; provided that CDW Finance Corporation may be a co-obligor with respect to Indebtedness (including, for the avoidance of doubt, the Notes) if CDW is a primary obligor on such Indebtedness, the net proceeds of such Indebtedness are received by CDW or one or more of the Restricted Subsidiaries and such Indebtedness is otherwise permitted to be incurred under the Indenture.

Reports

Whether or not required by the Commission, so long as any Notes are outstanding, if not filed electronically with the Commission through the Commission’s Electronic Data Gathering, Analysis, and Retrieval System (or any successor system), CDW will furnish to the Trustee, without cost to the Trustee, within the time periods specified in the Commission’s rules and regulations for a filer that is a “non-accelerated filer”:

(1) substantially the same quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K, if CDW were required to file such forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual information only, a report on the annual financial statements by CDW’s certified independent accountants; and

(2) substantially the same current reports that would be required to be filed with the Commission on Form 8-K if CDW were required to file such reports.

In addition, whether or not required by the Commission, CDW will file a copy of all of the information and reports referred to in clauses (1) and (2) above with the Commission for public availability within the time periods specified in the Commission’s rules and regulations (unless the Commission will not accept such a filing) for a filer that is a “non-accelerated filer” (as defined in such rules and regulations) and make such information available to securities analysts and prospective investors upon request. To the extent any such information is not so filed or furnished, as applicable, within the time periods specified above and such information is subsequently filed or furnished, as applicable, CDW will be deemed to have satisfied its obligations with respect thereto at such time and any Default or Event of Default with respect thereto shall be deemed to have been cured; provided that such cure shall not otherwise affect the rights of the Holders under “Events of Default and Remedies” if Holders of at least 25% in principal amount of the then total outstanding Notes have declared the principal, premium, if any, interest and any other monetary obligations on all the then outstanding Notes to be due and payable immediately and such declaration shall not have been rescinded or cancelled prior to such cure. In addition, CDW has agreed that, for so long as any Notes remain outstanding, it will furnish to the Holders of the Notes and to securities analysts and prospective investors in the Notes that are “qualified institutional buyers” within the meaning of Rule 144A and certify their status as to CDW, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

In addition, if at any time any direct or indirect parent company (other than Parent) becomes a Guarantor (there being no obligation of any such parent company to do so), holds no material assets other than cash, Cash Equivalents and the Capital Stock of CDW or any other direct or indirect parent of CDW (and performs the related incidental activities associated with such ownership) and complies with the requirements of Rule 3-10 of Regulation S-X promulgated by the Commission (or any successor provision), the reports, information and other documents refinanced from time to time in one or more agreements indentures, notes, bonds, facilities or other forms of indebtedness in whole or in part (in each case with the same or new agents, lenders or investors), including any agreement adding or changing the borrower or issuer or any guarantor or extending the maturity thereof or otherwise restructuring all or any portion of the Indebtedness thereunder or increasing the amount loaned or issued thereunder or altering the maturity thereof (provided that such increase in borrowings is permitted under the covenant entitled “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock”).

“Senior Subordinated Bridge Loan Agreement” means the senior subordinated unsecured increasing rate term loan agreement dated as of October 12, 2007, as amended and restated dated as of March 12, 2008 and further amended on April 12, 2008, among CDW LLC (as successor in interest to CDW Corporation), Parent, the subsidiary guarantors party thereto, JPMorgan Chase Bank, N.A., as Administrative Agent, and the lenders from time to time party thereto, including any guarantees, instruments and agreement executed in connection therewith, and any amendments, supplements, modifications, extensions, renewals or restatements thereof.

“Significant Subsidiary” means any Restricted Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the Issue Date.

“Sponsors” means Madison Dearborn Partners, LLC and Providence Equity Partners Inc. and each of their respective Affiliates (other than any portfolio company thereof).

“Standard Receivables Undertakings” means representations, warranties, covenants and indemnities entered into by CDW or any Subsidiary of CDW which CDW has determined in good faith to be customary in a Receivables Facility, including, without limitation, those relating to the servicing of the assets of a Receivables Subsidiary.

“Stated Maturity” means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which the payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness, and will not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

“Subordinated Indebtedness” means (a) with respect to CDW, any Indebtedness of CDW which is by its terms subordinated in right of payment to the Notes, and (b) with respect to any Guarantor, any Indebtedness of such Guarantor which is by its terms subordinated in right of payment to the Notes.

“Subsidiary” means, with respect to any specified Person:

(1) any corporation, association or other business entity, of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2) any partnership, joint venture, limited liability company or similar entity of which (x) more than 50% of the capital accounts, distribution rights, total equity and voting interests or general or limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof whether in the form of membership, general, special or limited partnership or otherwise and (y) such Person or any Wholly Owned Restricted Subsidiary of such Person is a controlling general partner or otherwise controls such entity.

“Subsidiary Guarantors” means each of:

(1) the Domestic Subsidiaries of CDW that is a Restricted Subsidiary and a guarantor under the Senior Secured Term Loan; and

(2) any other Subsidiary of CDW that executes a Guarantee in accordance with the provisions of the Indenture.

“Total Assets” means the total assets of CDW and its Restricted Subsidiaries, on a consolidated basis prepared in accordance with GAAP, shown on the most recent balance sheet of CDW and its Restricted Subsidiaries as may be expressly stated.

“Total Net Tangible Assets” means total assets of CDW and its Restricted Subsidiaries, less all goodwill, trade names, trademarks, patents and any other like intangibles, all on a consolidated basis prepared in accordance with GAAP, shown on the most recent balance sheet of CDW and its Restricted Subsidiaries as may be expressly stated.

“Treasury Rate” means, as of the applicable redemption date, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two Business Days prior to such

CDW CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table presents net sales by major category for the years ended December 31, 2011, 2010 and 2009. Categories are based upon internal classifications. Amounts for the years ended December 31, 2010 and 2009 have been reclassified for certain changes in individual product classifications to conform to the presentation for the year ended December 31, 2011.

	Year Ended December 31, 2011		Year Ended December 31, 2010		Year Ended December 31, 2009
	Dollars in Millions	Percentage of Net Sales	Dollars in Millions	Percentage of Net Sales	Dollars in Millions	Percentage of Net Sales
Hardware:
Notebook/Mobile Devices	$1,340.0	14.0%	$1,142.5	13.0%	$831.7	11.6%
NetComm Products	1,246.4	13.0	1,149.9	13.1	874.0	12.2
Data Storage/Drives	925.6	9.6	838.5	9.5	791.3	11.0
Other Hardware	4,061.9	42.3	3,793.0	43.1	3,110.4	43.5

Total Hardware	$7,573.9	78.9%	$6,923.9	78.7%	$5,607.4	78.3%
Software	1,757.1	18.3	1,608.5	18.3	1,293.9	18.1
Services	256.8	2.7	217.0	2.4	194.3	2.7
Other (1)	14.6	0.1	51.8	0.6	67.0	0.9

Total net sales	$9,602.4	100.0%	$8,801.2	100.0%	$7,162.6	100.0%

(1)	Includes items such as delivery charges to customers and certain commission revenue.

19.	Supplemental Guarantor Information

As described in Note 7, the Senior Secured Notes, Senior Notes, Senior Subordinated Notes and 2019 Senior Notes are guaranteed by Parent and each of CDW LLC’s direct and indirect, wholly owned, domestic subsidiaries (the “Guarantor Subsidiaries”). All guarantees by Parent and Guarantor Subsidiaries are joint and several, and full and unconditional; provided that each guarantee by the Guarantor Subsidiaries is subject to certain customary release provisions contained in the indentures governing the Senior Secured Notes, Senior Notes, Senior Subordinated Notes and 2019 Senior Notes. CDW LLC’s Canada subsidiary (the “Non-Guarantor Subsidiary”) does not guarantee the debt obligations. CDW LLC and CDW Finance Corporation, as co-issuers, are wholly owned by Parent, and each of the Guarantor Subsidiaries and the Non-Guarantor Subsidiary is wholly owned by CDW LLC.

The following tables set forth condensed consolidating balance sheets as of December 31, 2011 and 2010, consolidating statements of operations for the years ended December 31, 2011, 2010 and 2009, and condensed consolidating statements of cash flows for the years ended December 31, 2011, 2010 and 2009, in accordance with Rule 3-10 of Regulation S-X. The consolidating financial information includes the accounts of CDW Corporation (the “Parent Guarantor”), which has no independent assets or operations, the accounts of CDW LLC (the “Subsidiary Issuer”), the combined accounts of the Guarantor Subsidiaries, the accounts of the Non-Guarantor Subsidiary, and the accounts of CDW Finance Corporation (the “Co-Issuer”) for the periods indicated. The information was prepared on the same basis as the Company’s consolidated financial statements.

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